Exhibit A.III – Information of the Candidates to the position of Member of the Company's Fiscal Council

(as items 12.5 to 12.10 of Exhibit 24 to CVM Instruction 480/09)

12.5 - Composition and professional experience of members of management, Fiscal Council and statutory audit committee

Name:	Date of birth	Management body	Date elected	Term of office
Taxpayer No. (CPF)	Profession	Position held	Took office	Elected by controlling
Other positions and duties for Issuer
If the designated member is an independent member, criterion used by the issuer to determine their independence; Consecutive term of offices

José Ronaldo Vilela Rezende	06/07/1962	Fiscal Council	04/29/2022	Until the 2023 AGM
501.889.846-15	Accountant	Fiscal Council (effective member) / elected by the controlling shareholder	05/04/2022 (estimated)	Yes
Not applicable, since the only position held in the Company is member of the Fiscal Council.
Member elected by the controlling shareholder.
7th term of office
Elidie Palma Bifano	05/16/1947	Fiscal Council	04/29/2022	Until the 2023 AGM
395.907.558-87	Lawyer	Fiscal Council (effective member) / elected by the controlling shareholder	05/04/2022 (estimated)	Yes
Not applicable, since the only position held in the Company is member of the Fiscal Council.
Member elected by the controlling shareholder.
4th term of office
Vinicius Balbino Bouhid	08/06/1961	Fiscal Council	04/29/2022	Until the 2023 AGM
667.460.867-04	Civil engineer	Fiscal Council (effective member) / elected by the minority shareholders	05/04/2022 (estimated)	No
Not applicable, since the only position held in the Company is member of the Fiscal Council.

Independent Member elected by the minority shareholders.
3rdterm of office
Emanuel Sotelino Schifferle	02/27/1940	Fiscal Council	04/29/2022	Until the 2023 AGM
009.251.367-00	Engineer	Fiscal Council (alternate member) / elected by the controlling shareholder	05/04/2022 (estimated)	Yes
Not applicable, since the only position held in the Company is member of the Fiscal Council.
Member elected by the controlling shareholder.
10th term of office
Eduardo Rogatto Luque	07/06/1969	Fiscal Council	04/29/2022	Until the 2023 AGM
142.773.658-84	Contador	Fiscal Council (alternate member) / elected by the controlling shareholder	05/04/2022 (estimated)	Yes
Not applicable, since the only position held in the Company is that of Fiscal Council member.
Member elected by the controlling shareholder.
3rdterm of office
Carlos Tersandro Fonseca Adeodato 01/02/1954		Fiscal Council	04/29/2022	Until the 2023 AGM
337.770.397-72 Economist		Fiscal Council (alternate member) / elected by the minority shareholders	05/04/2022 (estimated)	No
Not applicable, since the only position held in the Company is that of Fiscal Council member.
Independent member - elected by the minority shareholders.
3rd term of office
Professional experience / Declaration of any convictions

José Ronaldo Vilela Rezende – 501.889.846-15

Mr. Rezende holds the position of effective member of the Company’s Fiscal Council since 2016. Over the past five years, he held the following positions during the indicated periods at the following companies/institutions: (i) member of the audit committee of Cerradinho Bioenergia S.A.; and (ii) member of the audit committee of Diagnósticos da America S.A. – DASA. In addition, he acted as risk management partner of the consulting practice at PricewaterhouseCoopers Brazil from 2005 to 2011, which main activities are auditing services; leader of the Agribusiness Industry at PricewaterhouseCoopers in Brazil (2006 to 2014) and the Americas (2009 to 2014); andPricewaterhouseCoopers the partner in charge of delivering Risk Assurance Services (RAS) at PricewaterhouseCoopers (relating to auditing processes and systems) since 1998. Mr. Rezende is a certified fiscal council member by the Brazilian Institute of Governance (IBGC). Currently, he holds the position of Chairman of the Company’s Fiscal Council. Mr. José Ronaldo Vilela Rezende has declared that, for all legal purposes, he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty arising from administrative proceedings before the CVM, or any final verdict in the judicial or administrative sphere, that led to suspension or disqualification from the practice of any professional or commercial activity.

Elidie Palma Bifano - 395.907.558 - 87

Mrs. Bifano holds the position of effective member of the Company’s Fiscal Council since 2019. Over the past five years, she held the following positions with the following companies: (i) partner at Mariz de Oliveira and Siqueira Campos Law Firm; (ii) Professor of the Professional Master's Course at the São Paulo Law School of Fundação Getúlio Vargas - FGV, in the course Business Structuring; (iii) Professor of the post-graduation courses strictu sensu of IBDT, IBET, CEU, COGEAE/ PUC; and (iv) effective member of the Company’s Fiscal Council. In addition, she was member of Banco Santander (Brasil) S.A.’s Audit Committee from 2012 to 2018 and audit partner of the tax consultancy area at PricewaterhouseCoopers from 1974 to 2012. Mrs. Elidie Palma Bifano has declared that, for all legal purposes, she has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Vinicius Balbino Bouhid - 667.460.867/04

Mr. Bouhid holds the position of effective member of the Company’s Fiscal Council since 2020. Over the past five years, he held the following positions in the following companies: (i) effective member of the fiscal council at Norte Energia S.A.; and (ii) alternate member of the Company’s Fiscal Council. In addition, Mr. Bouhid acted as Chief Executive Officer (CEO), from 2013 to 2015, of BB Securities Ltd., a wholly-owned subsidiary of Banco do Brasil headquartered in London that acts as a broker and distributor of bonds and securities for the EMEA region, having at the time led the AMBIMA ranking (Brazilian Finance and Capital Markets Association) with public offers by BB Seguridade, Petrobrás, BRFoods, CPFL, BTG Pactual, among others; Executive Manager, from 2009 to 2013, at BB Banco de Investimentos, being responsible for the corporate governance and private equity area of the bank; member of the Board of Directors of BB Securities in London from 2013 to 2015; member of the Fiscal Council of Companhia de Eletricidade do Estado da Bahia (Coelba), which operates in the electricity sector, from 2011 to 2013; member of Brasil Saúde’s Fiscal Council from 2009 to 2010; and member of BrasilCap’s Fiscal Council from 2001 to 2009. Mr. Vinicius Balbino Bouhid has declared that, for all legal purposes, he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Emanuel Sotelino Schifferle - 009.251.367-00

Mr. Schifferle holds the position of alternate member of the Company’s Fiscal Council since 2013. Over the past five years, he acted as managing partner of ASPA Assessoria e Participações S/C Ltda., a company whose main activity is advising companies on restructuring, acquisition, negotiating contracts and transitional management, having managed companies under judicial recovery, reorganizing and restructuring companies, and renegotiating contracts among other activities. In addition, Mr. Schifferle acted as member of the Fiscal Council of América Latina Logística (ALL), between 2004 and 2009, a listed company whose main activity is providing rail and road transportation services; alternate member, from 2005 to 2014, of the Fiscal Council of Companhia de Bebidas das Américas - Ambev, succeeded by the Company as of January 2, 2014, as described in item 6.3 of its Reference Form; member of the Board of Directors, between 2007 and 2011, of São Carlos Empreendimentos e Participações S.A., a listed company whose main activity is managing property development projects for itself and third parties; member of the Fiscal Council of Estácio Participações S.A., a publicly held company whose main activities are the development and management of activity and institution in the education area; and member of the Fiscal Council, between 2011 and 2015, of Allis Participações S.A., a publicly listed company whose main business is providing marketing and sales services for various segments. Mr. Emanuel Sotelino Schifferle has declared, for all legal purposes, that in the last five years he has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Eduardo Rogatto Luque - 142.773.658-84

Mr. Luque holds the position of alternate member of the Company’s Fiscal Council since 2020. In the past 5 years, he has held the following positions in the following companies/institutions: (i) managing partner and member of the Executive Committee of the Irko Group; (ii) member of the Audit Committee of Focus Energia S.A.; (iii) effective member of the Fiscal Councils of Qualicorp S.A. (Coordinator), and Natura & Co, Itaúsa S.A. and Fundação Zerrenner; (iv) member of the Board of Directors and chairman of the Audit Committee of Cantu Store S.A.; (v) Vice-President of ABRAPSA - Brazilian Association of Administrative Service Providers; (vi) member of the Institute of Independent Auditors of Brazil (IBRACON); (vii) member of California AICPA (CALAICPA); (viii) member of the Brazilian Institute of Corporate Governance (IBGC; and (ix) member of the Brazilian Accounting Institutes (CRC and CFC). In addition, he was a partner at PricewaterhouseCoopers from 2004 to 2016, a company he worked for 27 years. Mr. Eduardo Rogatto Luque has declared, for all legal purposes, that in the last 5 years he has not been subject to the effects of any criminal conviction, any conviction or penalty in an administrative proceeding before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Carlos Tersandro Fonseca Adeodato - 337.770.397/72

Mr. Adeodato holds the position of alternate member of the Company’s Fiscal Council since 2020. Over the past 5 years, he has been involved in rendering advising and consulting services at the company Comatrix Soluções Ltda., located in Rio de Janeiro, and at DOT Digital Group, located in Santa Catarina, and acts as the representative of HydroCarbon Dynamics (HCDi) in Brazil, a subsidiary of Indago Energy with headquarters in Australia. In addition, Mr. Adeodato has acted as Chief Financial and Investor Relations Officer at HRT Participações em Petróleo, from 2010 to 2013, and Chief Financial Officer at HRT Exploração em Petróleo Ltda. Mr. Carlos Tersandro Fonseca Adeodato has declared, for all legal purposes, that he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

12.6- For each person who acted as a member of the board of directors or the Fiscal Council in the last year, state in tabulated format their percentage attendance at meetings held by the respective body in the same period that occurred after taking office.

Fiscal Council	Total meetings held by the respective body since date of taking office*	Member's percentage attendance at meetings held by the respective body in the same period, after taking office
José Ronaldo Vilela Rezende	8	100%
Elidie Palma Bifano	8	100%
Vinicius Balbino Bouhid	8	100%
Emanuel Sotelino Schifferle	7	87.5%
Eduardo Rogatto Luque	8	100%
Carlos Tersandro Fonseca Adeodato	8	100%

* Meetings held from 05/05/2021 to 03/16/2022.

12.7 - Provide information mentioned in item 12.5 in relation to members of the statutory committees and of the audit, risk, financial and compensation committees, even if such committees or structures are not statutory.

Not applicable. None of the members designated for the Fiscal Council are part of any of the Company's committees.

12.8 - For each person who acted as a member of the statutory committees or the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state in tabular format, their percentage attendance at meetings held by the respective body in the same period that occurred after taking office.

Not applicable. None of the members designated for the Fiscal Council are part of any of the Company's committees.

12.9 - Any marital, 'stable union' or kinship relationship up to the 2nd degree related to management of the issuer, its subsidiaries or controlling shareholders

a)                   the Company's management:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and its management.

b)        members of Company's management and its directly and indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and managers of the Company's directly or indirectly held subsidiaries

c)                   members of Company's management and its directly or indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and the Company's directly or indirectly controlling shareholders.

d)                  members of Company's management and its directly or indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the Fiscal Council and the management of the Company's directly or indirectly controlling shareholders.

12.10 - Relationships of subordination, providing services or control between management and subsidiaries, controlling shareholders or another

a)                   company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital:

Not applicable, since there are no relations of subordination, service or control maintained in the last three fiscal years, among those nominated for the Fiscal Council members and those of any company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital.

b)                  directly or indirectly controlling shareholder of the Company:

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between manager and related person	Type of related person
Manager of the issuer
Eduardo Rogatto Luque	142.773.658-84	Service Supplier	Direct controlling shareholder
Member of the Company's Fiscal Council
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of Fundação Zerrenner’s Fiscal Council.
Note
N/A

c)                   if material, supplier, client, debtor or creditor of the Company, its subsidiaries or parent companies or subsidiaries of any of these persons, if material:

Not applicable, since there are no relevant relations of subordination, service or control maintained in the last three fiscal years among those nominated for the Company's Fiscal Council member positions and any supplier, client, debtor or creditor of the Company, its subsidiaries or controlling shareholders or subsidiaries of any of these persons.

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